DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 30, 2009

VIA COURIER AND EDGAR

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	KBS Real Estate Investment Trust II, Inc. Post-Effective Amendment No. 4 to Form S-11 Commission File No. 333-146341

Dear Ms. Barros:

On behalf of KBS Real Estate Investment Trust II, Inc. (the “Company”), we acknowledge receipt of the Staff’s comments regarding the above-referenced filing. We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment. If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

We have reproduced the Staff’s comments and the Company’s responses below. We have attached to this letter the additional disclosure to be included in the Company’s final 424(b)(3).

1.  In the distribution section of supplement no. 1, please include a discussion of distributions paid for the last four fiscal quarters (or for such shorter period during which the Company had operations). This discussion should include the amount of distributions paid in cash to stockholders and the amount of distributions that were reinvested pursuant to the Company’s dividend reinvestment plan. Please specify the source of distributions paid for the last four fiscal quarters (or for such shorter period during which the Company had operations).

Response:  The Company will revise the distribution section of supplement no. 1 to provide tabular disclosure of distributions declared, distributions paid and cash flow from operations. The table will show aggregate distributions paid as well as a break out of distributions paid in cash and distributions reinvested pursuant to the Company’s dividend reinvestment plan. The Company will also revise the narrative section to show the source of distributions paid, including the specific amount and source of distributions that were not funded from cash flow from operations. The disclosure as it will appear in the final prospectus is attached hereto.

Securities and Exchange Commission

April 30, 2009 Page 2

2.  With respect to the Company’s investments in real estate-related loans, please include in the disclosure the principal amount outstanding under the loans and the stated interest rate on the loans.

Response: The Company will revise the tabular disclosure to include the principal amount outstanding under the loans and the stated interest rate on the loans. The disclosure as it will appear in the final prospectus is attached hereto.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Distributions

During 2008, we declared distributions based on daily record dates for each day during the period from July 16, 2008 through December 31, 2008. Distributions declared, distributions paid and cash flows from operations were as follows for the third and fourth quarters of 2008:

	Distributions Declared (1)	Distributions Declared Per Share (1) (2)	Distributions Paid (3)			Cash Flows From Operations
Period			Cash	Reinvested	Total
Third Quarter 2008	$1,006,313	$0.09	$138,995	$184,228	$323,223	$1,883,747
Fourth Quarter 2008	3,934,613	0.17	1,259,343	1,737,470	2,996,813	2,982,562

	$4,940,926	$0.26	$1,398,338	$1,921,698	$3,320,036	$4,866,309

(1) Distributions for the period from July 16, 2008 through August 15, 2008 are based on daily record dates and are calculated at a rate of $0.00054795 per share per day. Distributions for the period from August 16, 2008 through December 31, 2008 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.

(2) Assumes share was issued and outstanding each day during the period from July 16, 2008 through December 31, 2008.

(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following month end.

During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flows from operations, in which case distributions may be paid in part from debt financing. For the third and fourth quarters of 2008, we paid aggregate distributions of $3.3 million, including $1.4 million of distributions paid in cash and $1.9 million of distributions reinvested through our dividend reinvestment plan, and our cash flows from operations were $4.9 million. Based on the timing of cash flows as compared to the timing of monthly distribution payments, we used $0.5 million of cash flows from operations and $2.8 million of debt financing to pay total distributions during the third and fourth quarters of 2008. We are holding the remaining cash flows from operations from the third and fourth quarters of 2008 as operating cash reserves to meet our future operating cash needs.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under any investments we make in mortgage, mezzanine and other loans). However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies. As a result, future distributions declared and paid may exceed cash flows from operations.

Real Estate–Related Investments

As of March 24, 2009, we owned two real estate loans receivable that we acquired from third parties unaffiliated with us or our advisor:

Loan Name Location of Related Property or Collateral	Date Acquired	Property Type	Loan Type	Payment Type	Outstanding Principal Balance	Purchase Price	Rate Type	Contractual Interest Rate (1)	Annual Effective Interest Rate (1)	Maturity Date
Northern Trust Building A-Note
San Diego, California	12/31/2008	Office	A-Note	Interest Only	$94,500,000	$57,427,650	Fixed	5.6%	13.1%	10/01/2017
One Liberty Plaza Notes
New York, New York	02/11/2009	Office	Mortgage	(2)	115,000,000	66,700,000	Fixed	6.1%	15.0%	08/06/2017

					$209,500,000	$124,127,650		5.9%	14.1%

(1) The contractual interest rates are the stated interest rates on the face of the loans. The annual effective interest rate is the investment’s internal rate of return, calculated using the investment’s contractual cash flows and our cost basis in the investment (excluding direct acquisition costs), that will result in a constant yield over the life of the investment.

(2) Monthly installments on the One Liberty Plaza Notes are interest only until August 2011. For the final six years of the notes, principal on the loan amortizes on a 30-year amortization schedule.